AIG Consumer Insurance

1999 Avenue of the Stars,

27th Floor

Los Angeles, CA 90067

www.aig.com

Helena Lee

Assistant GENERAL

COUNSEL

Legal

T + 1 310 772 6259

F +1 310 772 6569

hlee@sunamerica.com

February 12, 2016

VIA EDGAR & OVERNIGHT MAIL

Ms. Katie Sabo

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

VALIC Separate Account A (“Registrant”)

The Variable Annuity Life Insurance Company (“Depositor”)

Polaris Platinum Elite Variable Annuity

Post-Effective Amendment No. 2 and Amendment No. 220 on Form N-4

File Numbers: 333-201800 and 811-03240

Dear Ms. Sabo:

 We are contacting you regarding Post-Effective Amendment No. 2 (the “New Amendment”) filed on February 12, 2016 that will automatically become effective on April 12, 2016.

 Revisions that will be made in the New Amendment relating to the new optional guaranteed Living Benefit (“GLB”) feature are identical to revisions we intend to make in Depositor’s other variable annuity product registered on Form N-4 (“Other Registration Statement”). Pursuant to Rule 485(b)(1)(vii), we respectfully request to use disclosures regarding the new GLB feature in the Amendment for the Other Registration Statement.

 Below are the file numbers for the Other Registration Statement to which we propose these identical revisions:

Product Name	File Numbers	Filing Type	Issuing Life Company
Polaris Choice Elite	333-201803 811-03240	485(b)	The Variable Annuity Life Insurance Company

 The Depositor and the Registrant undertake to make the following representations in support of this request:

●	Because the new GLB feature in the Other Registration Statement is identical to the New Amendment, the Registrant will be able to revise the post-effective amendment to the Other Registration Statement effectively to reflect Commission staff comments made on the New Amendment.
●	The Registrant will make corresponding changes to the post-effective amendments to the Other Registration Statement in response to comments made by the Commission staff on the New Amendment.
●	The post-effective amendments to the Other Registration Statement will not contain any changes other than those changes discussed in this request which would make the post-effective amendment ineligible to be filed under Rule 485(b).

We acknowledge that:

●	Should the Commission or the Staff, acting pursuant to delegated authority, permit the Other Registration Statement to go effective pursuant to Rule 485(b)(1)(vii), it does not foreclose the Commission from taking any action with respect to the filing; and

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the Other Registration Statement to go effective pursuant to Rule 485(b)(1)(vii), does not relieve the Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Other Registration Statement; and
●	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

 Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee